MIT CAPITAL INC. PROPOSES TO ACQUIRE MEADE INSTRUMENTS CORP FOR $3.65 PER SHARE IN CASH

-$3.65 Per Share Cash Consideration is Superior to the Proposed JOC North America LLC Agreement of $3.45 per share-

-Offer Gives Meade Stockholders Greater Value and Certainty of a Transaction-

-Tender Offer Commences to Expedite Timing of Transaction-

-Combination Creates a Global Optics Company with Meade's Brand for Generations to Come-

San Jose, California - June 18, 2013 - MIT Capital Inc. ("MIT"), through its wholly-owned subsidiary, Inc. ("Merger Sub"), incorporated in Delaware and organized for acquisition purposes (together MIT and Merger Sub referred to herein as "MITC"), today proposed to acquire all of the outstanding common stock of Meade Instruments Corp. (NASDAQ: MEAD, "Meade", or "Company") for $3.65 per share in cash. MITC's all-cash offer represents a $0.20 per share premium above the Meade Board recommended offer made by JOC North America LLC ("JOC North America") for Meade stockholders on May 17, 2013.

"The Meade stockholders stand to make more per share in cash from MITC's superior offer and benefit from the significant global synergies of the combination, when consummated. Over the last sixteen months, MITC has been committed to working with Meade Instruments with acquisition proposals to strengthen Meade's financials and secure Meade's legacy and future. As early as February 7, 2013, MITC submitted four non-binding and binding proposals to senior Meade leadership team to acquire the Company. Our third proposal, dated May 8, was an all-cash offer of $3.50 per share, which represented a premium of 100% over the $1.75 Meade closing stock price on May 7, 2013. More importantly, MITC's offer was higher than the JOC North America offer of $3.45 per share announced on May 17th," said Mr. Jason Tian, the chairman and chief executive officer of MIT Capital Inc. and VictoryOne Inc., who owns and operates several successful businesses selling, distributing, and manufacturing laser and optics products, data logger, and other instruments.

Mr. Tian added, "The complimentary combination of Meade and MITC would revive the Meade brand by creating new markets for Meade products and attract new generations of Meade fans through our sales and distribution channels in emerging markets. Given our financial, manufacturing, sales and distribution resources, the combination of both parties will make a vertically integrated, cost-efficient and global optics company to accelerate global interest and demand for Meade products."

MITC's all-cash offer provides Meade stockholders greater value and certainty of a transaction. MITC's proposal is not subject to any financing contingency and may be the only proposal that does not require debt financing. MITC is promptly commencing a tender offer for all outstanding Meade shares in order to expedite the transaction to improve Meade's deteriorating financial health (financial position, working capital, and access to capital/liquidity) as disclosed in Meade's recent 10-K filing. As mentioned in the Fairness Opinion issued by Marshall & Stevens in connection with the proposed and Board recommended transaction to merge with JOC, Meade is facing a liquidity event:

"Per Management, the Company's only available finance is an account receivable line of credit that is currently approximately $100,000 overdrawn."(as of April 30, 2013)

"M&S has been advised by management that it is unlikely the Company will be in a positive cash flow position in the near future, and accordingly is facing a liquidity event."

In addition, according to the following excerpt in Meade's PREM14A filing on May 31, 2013, some of directors and executive officers may have interests in the merger that are different from, or in addition to, Meade's stockholders and that these interests remain undisclosed or unexplained in the PREM14A filing:

"Interests of the Company's Executive Officers and Directors in the Merger

In considering the recommendation of Meade's board with respect to the merger, holders of Company common stock should be aware that Meade's executive officers and directors may have interests in the merger that are different from, or in addition to, the interests of holders of Company common stock in general. The members of the board were aware of such interests when deciding to approve the merger and to recommend that holders of Company common stock vote in favor of the proposal to adopt the merger agreement. "

About MIT Capital

MIT Capital Inc. and its affiliates sell, manufacturer, and distribute laser and optics products, data logger, and other instruments globally and in emerging markets. Led by the award-winning entrepreneur and well established business leader Jason Tian, MIT and its affiliates have extensive sales and distribution channels, financial resources, manufacturing facilities and expansion capabilities, and a deep management team focused on developing technologies and products marketable and desired by their customers.

MITC has retained both external financial and legal advisors to assist it with this transaction.

Contact:

MIT Capital Inc.

97 E Brokaw Rd, Suite 210

San Jose, CA 95112

Phone: 408-329-6148

In care of:

Cindy Wang

cwang@terracap.com

TerraNova Capital Partners